ATTACHMENT FOR CURRENT FILING OF N-SAR
SUB-ITEM 77I

At a regular meeting held September 26–28, 2017, the Board of Trustees approved the establishment of the John Hancock Multifactor Small Cap ETF (a series of John Hancock Exchange-Traded Fund Trust).